UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: December 29, 2020

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Explanatory Note

The purpose of this Report on Form 6-K is to refile Exhibits 4.1, 4.1.1, and 4.1.2, which were originally filed on Form F-1 on March 15, 2015 as Exhibits 10.6, 10.6.1 and 10.6.2, to transition to the requirements set forth in Item 601(b) of Regulation S-K permitting registrants to omit confidential information from material contracts filed pursuant to Item 601(b)(10) without the need to submit a confidential treatment request to the Securities and Exchange Commission. The confidential information is omitted from Exhibits 4.1, 4.1.1, and 4.1.2 because it is both not material and would likely cause competitive harm to Cellectis S.A. if publicly disclosed.

The following documents, which are attached as exhibits hereto, are incorporated by reference herein.

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. on Form F-3 (No. 333-238881) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482 and 333-227717), to the extent not superseded by documents or reports subsequently filed.

Exhibit	Title
4.1#*†	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011
4.1.1#*†	First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012
4.1.2#*	Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated April 1, 2014
#	Indicates a document previously filed with the Commission.

*	In accordance with Item 601(b)(10)(iv) of Regulation S-K, certain information (indicated by “[***]”) has been excluded from this exhibit because it is both not material and would likely cause competitive harm to the Company if publicly disclosed. A copy of the omitted portion will be furnished to the Securities and Exchange Commission upon request.

†	In accordance with Item 601(a)(6) of Regulation S-K, certain information has been excluded from this exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.
(Registrant)

December 29, 2020	By:	/s/ André Choulika
André Choulika
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Title
4.1#*†	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011
4.1.1#*†	First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012
4.1.2#*	Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated April 1, 2014
#	Indicates a document previously filed with the Commission.

*	In accordance with Item 601(b)(10)(iv) of Regulation S-K, certain information (indicated by “[***]”) has been excluded from this exhibit because it is both not material and would likely cause competitive harm to the Company if publicly disclosed. A copy of the omitted portion will be furnished to the Securities and Exchange Commission upon request.

†	In accordance with Item 601(a)(6) of Regulation S-K, certain information has been excluded from this exhibit.

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